EXHIBIT 4.1

SENIOR LOAN AND SECURITY AGREEMENT

          THIS SENIOR LOAN AND SECURITY AGREEMENT is made and dated as of July 11, 2006 (the “Closing Date”) and is entered into by and between BabyUniverse, Inc., a Florida corporation, and each of its subsidiaries, (hereinafter collectively referred to as the “Borrower”), with its chief executive office and principal place of business located at 150 South U.S. Highway One, Suite 500, Jupiter, Florida, 33477and HERCULES TECHNOLOGY GROWTH CAPITAL, INC., a Maryland corporation (“Lender”), with its principal place of business located at 525 University Avenue, Suite 700, Palo Alto, CA 94301.  In consideration of the mutual agreements contained herein, the parties hereto agree as follows:

RECITALS

          WHEREAS, Borrower has requested Lender to make available to Borrower a loan in an aggregate principal amount of up to Five Million and No/100 DOLLARS ($5,000,000.00) (the “Loan”); and

          WHEREAS, Lender is willing to make the Loan on the terms and conditions set forth in this Agreement.

AGREEMENT

          NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, Borrower and Lender hereby agree as follows:

SECTION 1.    DEFINITIONS AND RULES OF CONSTRUCTION

          1.1.          Unless otherwise defined herein, the following capitalized terms shall have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

          “Account” means any “account,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest and, in any event, shall include all accounts receivable, book debts, rights to payment, and other forms of obligations now owned or hereafter received or acquired by or belonging or owing to Borrower (including under any trade name, style or division thereof), whether or not arising out of goods or software sold or services rendered by Borrower or from any other transaction (including any such obligation that may be characterized as an account or contract right under the UCC), and all of Borrower’s rights in, to and under all purchase orders or receipts now owned or hereafter acquired by it for goods or services, and all of Borrower’s rights to any goods represented by any of the foregoing (including unpaid seller’s rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), and all monies due or to become due to Borrower under all purchase orders and contracts for the sale of goods or the performance of services or both by Borrower or in connection with any other transaction (whether or not yet earned by performance on the part of Borrower), now in existence or hereafter occurring, including the right to receive the proceeds of said purchase orders and contracts, and all collateral security and guarantees of any kind given by any Person with respect to any of the foregoing.

          “Account Control Agreement(s)” means any agreement entered into by and among the Lender, Borrower and a third party Bank or other institution (including a Securities Intermediary) in which Borrower maintains a Deposit Account, Investment Property and which is intended  to perfect Lender’s security interest in any of the Collateral.

          “Advance” means any funds advanced or loaned by Lender to or for the benefit of Borrower, including the initial Loan and each subsequent Loan made by Lender to or for the benefit of Borrower pursuant hereto.

          “Advance Date” means the funding date of any Advance.

          “Advance Request” means a request for an Advance submitted by Borrower to Lender in substantially the form of Exhibit A.

          “Affiliate” means (a) any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question, (b) any Person directly or indirectly owning, controlling or holding with power to vote ten percent (10%) or more of the outstanding voting securities of another Person, (c) any Person ten percent (10%) or more of whose outstanding voting securities are directly or indirectly owned, controlled or held by another Person with power to vote such securities, (d) any officer, director, member or partner of, or any Person related by blood or marriage to, another Person or any Person described in subsection (a), (b) or (c) of this paragraph.  As used in the definition of “Affiliate,” the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

          “Agreement” means this Senior Loan and Security Agreement, as the same may from time to time be amended, modified, supplemented or restated from time to time in accordance with the terms hereof.

          “Borrower” has the meaning given to it in the preamble to this Agreement.

          “Borrower Products” means all products sold by Borrower.

          “Cash” means all cash, money, currency, and liquid funds, wherever held, in which Borrower now or hereafter acquires any right, title, or interest.

          “Chattel Paper” means any “chattel paper,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Closing Date” has the meaning given to it in the preamble to this Agreement.

          “Collateral” has the meaning given to it in Section 3.

          “Commitment Termination Date” means the first to occur of (i) July 13, 2006 or (ii) the occurrence of an Event of Default.

          “Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (i) any indebtedness, lease, dividend, letter of credit or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (ii) any obligations with respect to undrawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (iii) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business.  The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement.

          “Copyrights” means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (i) all copyrights, whether registered or unregistered, held pursuant to the laws of the United States, any State thereof, or of any other country; (ii) all registrations, applications and recordings in the United States Copyright Office or in any similar office or agency of the United States, of any State thereof, or of any other country; (iii) all continuations, renewals or extensions thereof; and (iv) all registrations to be issued under any pending applications.

          “Copyright License” means any written agreement granting any right to use any Copyright or Copyright registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Current Ratio” means current assets divided by current liabilities determined in accordance with GAAP.

          “Default Rate” has the meaning given to it in Section 2.7.

          “Deposit Accounts” means any “deposit accounts,” as such term is defined in the UCC, and includes any checking account, savings account, or certificate of deposit now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Documents” means any “documents,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Equipment” means any “equipment,” as such term is defined in the UCC, and any and all additions, upgrades, substitutions, and replacements of the foregoing, together with all attachments, components, parts, accessions, and accessories installed thereon or affixed thereto, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Event of Default” has the meaning given to it in Section 10.

          “Excluded Agreements” means (i) the Warrant Agreement; (ii) any stock purchase agreement, options, or warrants to acquire, or agreements governing the rights of, any of Borrower’s capital stock or other equity security, or any common stock, preferred stock, or equity security issued to or purchased by Lender or its nominee or assignee; (iii) any guaranty of the Secured Obligations executed by any Person other than Borrower; and (iv) any other warrant agreement by and between Lender and Borrower.

          “Facility Fee” means one and one-half percent (1.5%) of the Maximum Loan Amount, which fee is due to Lender on the Closing Date.

          “Financial Statements” has the meaning given to it in Section 7.1.

          “Fixtures” means any “fixtures,” as such term is defined in the UCC, together with all right, title and interest of Borrower in and to all improvements, betterments, accessions, renewals, substitutes, and replacements of, and all additions and appurtenances to any of the foregoing property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “GAAP” means generally accepted accounting principles in the United States of America, as in effect from time to time.

          “General Intangibles” means any “general intangibles,” as such term is defined in the UCC, and, in any event, shall include all right, title and interest which Borrower may now or hereafter have in or under any rights to payment; payment intangibles; software; proprietary or confidential information; business records and materials; customer lists; interests in partnerships, joint ventures, business associations, corporations, and limited liability companies; permits; claims in or under insurance policies (including unearned premiums and retrospective premium adjustments); and rights to receive tax refunds and other payments and rights of indemnification now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Goods” means any “goods,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Indebtedness” means indebtedness of any kind, including (a) all indebtedness for borrowed money or the deferred purchase price of property or services, including reimbursement and other obligations with respect to surety bonds and letters of credit, (b) all obligations evidenced by notes, bonds, debentures or similar instruments, (c) all capital lease obligations, and (d) to the extent not duplicating any of the above, all Contingent Obligations.

           “Instruments” means any “instruments,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Intellectual Property” means all Copyrights; Trademarks; Patents; Licenses; Borrower’s source codes, trade secrets and inventions (whether or not patented or patentable); Borrower’s technical information, procedures, processes, designs, knowledge, and know-how; Borrower’s data bases, models and  drawings; Borrower’s skill, expertise, and experience; Borrower’s websites, world wide web addresses, domain names, URL’s, moral rights, publicity rights, mask works and any other proprietary, intellectual or industrial proprietary rights of any kind or nature that do not comprise or are not protected by the Patents, Trademarks, Copyrights or Licenses; Borrower’s applications therefor and reissues, extensions, or renewals thereof; and Borrower’s goodwill associated with any of the foregoing, together with Borrower’s rights to sue for past, present and future infringement of Intellectual Property and the goodwill associated therewith.

          “Interest Only Period” means the period from the initial Advance hereunder through June 30, 2007, provided however, if Borrower has met an EBITDA test to be reasonably agreed to by Lender and Borrower as of the first anniversary of the initial Advance hereunder and no Event of Default has occurred and is continuing, then “Interest Only Period” shall mean the period from the initial Advance hereunder through December 31, 2007.

          “Interest Rate” means for any day, the prime rate as reported in the Wall Street Journal, and if not reported, then the prime rate next reported in the Wall Street Journal plus 2.35 percent.

          “Inventory” means any “inventory,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest, and, in any event, shall include all Goods and personal property that are held by or on behalf of Borrower for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process or materials used or consumed or to be used or consumed in Borrower’s business, or the processing, packaging, promotion, delivery or shipping of the same, and all finished goods, whether or not the same is in transit or in the constructive, actual or exclusive possession of Borrower or is held by others for Borrower’s account, including all property covered by purchase orders and contracts with suppliers and all Goods billed and held by suppliers and all such property that may be in the possession or custody of any carriers, forwarding agents, truckers, warehousemen, vendors, selling agents or other Persons for the benefit of or on behalf of Borrower.

          “Investment Property” means any “investment property,” as such term is defined in the UCC, and includes any certificated or uncertificated security (including, but not limited to, stock or other interests of any and all subsidiaries and related entities and includes all securities as defined in the United States Securities Laws and Regulations), money market funds, bonds, mutual funds, and U.S. Treasury bills or notes, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Joinder Agreements” means for each Subsidiary, a completed and executed Joinder Agreement in substantially the form attached hereto as Exhibit H.

          “Lender” has the meaning given to it in the preamble to this Agreement.

          “Letter of Credit Rights” means any “letter of credit rights,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest, including any right to payment or performance under any letter of credit.

          “License” means any Copyright License, Patent License, Trademark License or other license of rights or interests now held or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest and any renewals or extensions thereof.

          “Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, any lease in the nature of a security interest, and the filing of any financing statement (other than a precautionary financing statement with respect to a lease that is not in the nature of a security interest) under the UCC or comparable law of any jurisdiction.

          “Loan” has the meaning given to it in the recitals to this Agreement.

          “Loan Documents” means this Agreement, the Notes, Account Control Agreements, Joinder Agreements, all UCC Financing Statements, Registration Rights Agreement and any other documents executed in connection with the Secured Obligations or the transactions contemplated hereby, as the same may from time to time be amended, modified, supplemented or restated; provided, that the term “Loan Documents” shall not include any of the Excluded Agreements.

          “Material Adverse Effect” means a material adverse effect upon: (i) the business, operations, properties, assets or condition (financial or otherwise) of Borrower taken as a whole; or (ii) the ability of Borrower to perform in all material respects the Secured Obligations in accordance with the terms of the Loan Documents, or the ability of Lender to enforce any of its rights or remedies with respect to the Secured Obligations or under the Loan Documents; or (iii) the Collateral or Lender’s Liens on the Collateral or the priority of such Liens (except the Permitted Liens).

          “Maturity Date” means July 31, 2009 unless the Interest Only Period is extended to December 31, 2007, in which case “Maturity Date” means January 31, 2010.

          “Maximum Loan Amount” means Five Million and No/100 Dollars ($5,000,000.00).

          “Maximum Rate” shall have the meaning assigned to such term in Section 2.5.

          “Merger” means any (i) reorganization, recapitalization, consolidation, merger sale or exchange of outstanding shares (or similar transaction or series of related transactions) of Borrower or any Subsidiary, in which the holders of Borrower or Subsidiary’s outstanding shares immediately before consummation of such transaction or series of related transactions do not, immediately after consummation of such transaction or series of related transactions, directly or indirectly, retain shares representing at least sixty percent (60%) of the voting power of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether Borrower or Subsidiary is the surviving entity, or (ii) sale, lease, license or transfer of all or substantially all of the assets of Borrower or any Subsidiary, provided however, that in all cases a Subsidiary may be merged into Borrower or another Subsidiary without constituting a “Merger.”

          “Next Event” means the first closing after the Closing Date of the issuance of Borrower’s equity securities through a public or private offering for Cash the terms of which do not prohibit Lender from being given the option to purchase securities in such offering prior to closing of such offering.

          “Notes” means the Promissory Notes prepared by Lender in substantially the form of Exhibit B, which are executed and delivered by Borrower to evidence Advances, as the same may be amended, restated, modified or supplemented from time to time.

          “Patent License” means any written agreement granting any right with respect to any invention on which a Patent is in existence or a Patent application is pending, in which agreement Borrower now holds or hereafter acquires any interest.

          “Patents” means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (a) all letters patent of, or rights corresponding thereto, in the United States or in any other country, all registrations and recordings thereof, and all applications for letters patent of, or rights corresponding thereto, in the United States or any other country, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country; (b) all reissues, continuations, continuations-in-part or extensions thereof; (c) all petty patents, divisionals, and patents of addition; and (d) all patents to be issued under any such applications.

          “Payment Date” has the meaning given to it in Section 2.2.

          “Permitted Indebtedness” means: (a) Indebtedness of Borrower in favor of Lender arising under this Agreement or any other Loan Document; (b) Indebtedness existing on the Closing Date and disclosed in Schedule 1A; (c) Indebtedness not to exceed $200,000 in the aggregate in any fiscal year of Borrower secured by a lien described in clause (v) of the defined term “Permitted Liens,” provided such Indebtedness does not exceed the lesser of the cost or fair market value of the equipment financed with such Indebtedness; (d) unsecured Indebtedness to trade creditors incurred in the ordinary course of business, including unsecured Indebtedness incurred in the ordinary course of business with corporate credit cards; (e) Indebtedness that also constitutes a Permitted Investment; (f) unsecured bridge loans convertible into securities issued in connection with an equity financing consummated by Borrower after the Closing Date, and (g) extensions, refinancings and renewals of any items of Permitted Indebtedness, provided that the principal amount is not increased or the terms modified in any material respect to impose more burdensome terms upon Borrower or its Subsidiary, as the case may be.

          “Permitted Investment” means: (a) Investments existing on the Closing Date disclosed in Schedule 1B; (b) (i) Marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency or any State thereof maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date of creation thereof and currently having rating of at least A-2 or P-2 from either Standard & Poor’s Corporation or Moody’s Investors Service, (iii) certificates of deposit issued by any bank with assets of at least $500,000,000 maturing no more than one year from the date of investment therein, and (iv) money market accounts; (c) Repurchases of stock from former employees, directors, or consultants of Borrower under the terms of applicable repurchase agreements at the original issuance price of such securities (i) in an aggregate amount not to exceed $200,000 in any fiscal year, provided that no Event of Default has occurred, is continuing or would exist after giving effect to the repurchases, or (ii) in any amount where the consideration for the repurchase is or includes the cancellation of indebtedness owed by such former employees, directors, or consultants, to Borrower regardless of whether an Event of Default exists; (d) Investments accepted in connection with Permitted Transfers; (e) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of Borrower’s business; (f) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers who are not Subsidiaries, in the ordinary course of business, provided that this subparagraph (f) shall not apply to Investments of Borrower in any Subsidiary; (g) additional Investments which do not exceed $200,000 in the aggregate, provided that such Investments do not result in the Borrower or any Subsidiary incurring any Indebtedness other than Indebtedness that qualifies as Permitted Indebtedness; and (h) Joint ventures or strategic alliances in the ordinary course of Borrower’s business consisting of the nonexclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash Investments by Borrower do not exceed $200,000 in the aggregate in any fiscal year and that such ventures or alliances do not result in the Borrower or any Subsidiary incurring any Indebtedness other than Indebtedness that qualifies as Permitted Indebtedness.

          “Permitted Liens” means any and all of the following: (i) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; provided, that such Liens do not have priority over any of Lender’s Liens and Borrower maintains adequate reserves therefor in accordance with GAAP; (ii) Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the ordinary course of Borrower’s business and imposed without action of such parties; provided, that the payment thereof is not yet required; (iii) Liens arising from judgments, decrees or attachments in circumstances which do not constitute an Event of Default hereunder; (iv) the following deposits, to the extent made in the ordinary course of business:  deposits under worker’s compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations (other than liens arising under ERISA or environmental liens) or surety or appeal bonds, or to secure indemnity, performance or other similar bonds; (v) lien with respect to a cash collateral in favor of Wachovia Bank, N.A. to support a letter of credit agreement in connection with a credit agreement, as amended, between Borrower and MBNA America (Delaware), N.A., not to exceed an aggregate of $250,000;(vi) purchase money liens not exceeding an aggregate of $200,000 on Equipment which has been acquired or held by Borrower and such Liens are incurred for financing the acquisition of the Equipment, if, the liens are confined to the Equipment and proceeds of the Equipment; and (vi)  Liens incurred in connection with the extension, renewal or refinancing of the indebtedness secured by Liens of the type described in clauses (i) through (v) above; provided, that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness being extended, renewed or refinanced (as may have been reduced by any payment thereon) does not increase.

          “Permitted Transfers” shall have the meaning given to it in Section 7.9.

          “Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, other entity or government (whether federal, state, county, city, municipal, local, foreign, or otherwise, including any instrumentality, division, agency, body or department thereof).

          “Preferred Stock” means at any given time any equity security issued by Borrower that has any rights, preferences or privileges senior to Borrower’s common stock.

          “Proceeds” means “proceeds,” as such term is defined in the UCC and, in any event, shall include (a) any and all Accounts, Chattel Paper, Instruments, Cash, proceeds of letters of credit, Letter of Credit Rights, Supporting Obligations, or other proceeds payable to Borrower from time to time in respect of the Collateral, (b) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to Borrower from time to time with respect to any of the Collateral, (c) any and all payments (in any form whatsoever) made or due and payable to Borrower from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Collateral by any governmental authority (or any Person acting under color of governmental authority), (d) the proceeds, damages, or recovery based on any claim of Borrower against third parties (i) for past, present or future infringement of any Copyright, Copyright License, Patent or Patent License or (ii) for past, present or future infringement or dilution of any Trademark or Trademark License or for injury to the goodwill associated with any Trademark, Trademark registration or Trademark licensed under any Trademark License, and (e) any and all other amounts from time to time paid or payable under or in connection with any of the Collateral.

          “Receivables” means (i) all of Borrower’s Accounts, Instruments, Documents, Chattel Paper, Supporting Obligations, letters of credit, proceeds of any letter of credit, and Letter of Credit Rights, and (ii) all customer lists, software, and business records related thereto.

          “Secured Obligations” means Borrower’s obligation to repay to Lender the Loan and all Advances (whether or not evidenced by any Note), together with all principal, interest, fees, costs, professional fees and expenses, or other liabilities or obligations for monetary amounts owed by Borrower to Lender however arising, including the indemnity and insurance obligations in Section 6 and including such amounts as may accrue or be incurred before or after default or workout or the commencement of any liquidation, dissolution, bankruptcy, receivership or reorganization by or against Borrower, whether due or to become due, matured or unmatured, liquidated or unliquidated, contingent or non-contingent, and all covenants and duties of any kind or nature, present or future, in each case, arising under this Agreement, the Notes, or any of the other Loan Documents, as the same may from time to time be amended, modified, supplemented or restated, whether or not such obligations are partially or fully secured by the value of Collateral.

          “Securities Intermediary” means any “securities intermediary” as such term is defined in the UCC.

          “Subsidiary” means an entity, whether corporate, partnership, limited liability company, joint venture or otherwise, which Borrower owns or controls at least 50% of the outstanding voting securities, including each entity listed on Schedule 1 hereto.

          “Supporting Obligations” means any “supporting obligations,” as such term is defined in the UCC, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Trademark License” means any written agreement granting any right to use any Trademark or Trademark registration, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest.

          “Trademarks” means all of the following property, now owned or hereafter acquired by Borrower or in which Borrower now holds or hereafter acquires any interest: (a) all trademarks (registered, common law or otherwise), tradenames, corporate names, business names, trade styles, service marks, logos, other source or business identifiers (and all goodwill associated therewith), prints and labels on which any of the foregoing have appeared or appear, and designs of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and any applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, and (b) all reissues, extensions or renewals thereof.

          “UCC” means the Uniform Commercial Code as the same is, from time to time, in effect in the State of California; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lender’s Lien on any Collateral is governed by the Uniform Commercial Code as the same is, from time to time, in effect in a jurisdiction other than the State of California, then the term “UCC” shall mean the Uniform Commercial Code as in effect, from time to time, in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.  Unless otherwise defined herein or in the other Loan Documents, terms that are defined in the UCC and used herein or in the other Loan Documents shall, unless the context indicates otherwise, have the meanings given to them in the UCC.

          “Warrant Agreement” means the warrant agreement entered into in connection with the Loan, pursuant to which Borrower grants Lender the right to purchase that number of shares of common stock of Borrower as more particularly set forth therein.

          1.2.          Unless otherwise specified, all references in this Agreement or any Annex or Schedule hereto to a “Section,” “subsection,” “Exhibit,” “Annex,” or “Schedule” shall refer to the corresponding Section, subsection, Exhibit, Annex, or Schedule in or to this Agreement.  The terms “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all Exhibits, Annexes and Schedules, and not to any particular Section, subsection or other subdivision.

          1.3.          Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter genders.  The words “including,” “includes” and “include” shall be deemed to be followed by the words “without limitation,” the word “or” is not exclusive; references to Persons include their respective successors and assigns (to the extent and only to the extent permitted by this Agreement and the Loan Documents) or, in the case of governmental Persons, Persons succeeding to the relevant functions of such Persons; and all references to statutes and related regulations shall include any amendments of the same and any successor statutes and regulations.  Unless otherwise specifically provided herein, any accounting term used in this Agreement or the other Loan Documents shall have the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder shall be computed in accordance with GAAP, consistently applied.

SECTION 2.   THE LOAN

          2.1.          On the Closing Date, Lender agrees to make an Advance to Borrower of the Maximum Loan Amount, for the purposes and upon the terms and subject to the conditions contained in this Agreement, the Notes, and the other Loan Documents.  Notwithstanding anything to the contrary in this Agreement or the Loan Documents, Lender’s obligation to fund the Loan and make advances shall automatically expire on the Commitment Termination Date.

          2.2.          The Loan shall be shall be drawn in its entirety on the Closing Date.  Borrower promises to execute and deliver to Lender a Note in the original principal amount of each Advance.  The principal balance of each Advance shall bear interest thereon from the Advance Date, computed at the Interest Rate based on a year consisting of 360 days, with interest computed daily based on the actual number of days in each month.  Advances under the Loan will be repayable by Borrower on an interest only basis through the Interest Only Period, and thereafter the total amount Advanced under the Loan then outstanding, together with interest at the Interest Rate, shall be amortized over 27 months, and shall be paid in monthly installments of principal and interest over 24 months, it being understood that the last payment shall be in an amount greater than the previous 23 monthly installments.  The final payment for all Advances under the Loan and all other Secured Obligations shall be the Maturity Date.  Each monthly installment under the Loan and, including the final payment, shall be due and payable on the respective dates (each, a “Payment Date”) which shall be the first day of the month following the respective Advance, and the first day of each month thereafter through and including the Final Payment Date.  If any payment for such an Advance shall be payable on a day other than a business day, then such payment shall be due and payable on the next succeeding business day.   Each Advance under the Loan shall be repaid in full, together with all interest accrued thereon, not later than the Final Payment Date, whether or not the Advance is evidenced by a Note.  Amounts repaid on the Loan shall not be reborrowed.  All of the Advances, Loan, and other Secured Obligations arising under the Loan, the other Loan Documents or otherwise shall constitute one general obligation of Borrower secured by all of the Collateral, and shall be due and payable not later than the Final Payment Date.

          2.3.          In order to obtain an Advance, Borrower shall complete, sign and deliver an Advance Request to Lender.  Upon receipt of an Advance Request, Lender shall have the right to review whether, in Lender’s opinion, each of the conditions precedent to such Advance has been or will be satisfied as of the requested Advance Date, and if Lender determines such conditions precedent have been or will be satisfied and to fund such Advance, Lender shall deliver to Borrower for signature a Note dated as of the Advance Date to evidence such Advance.  Upon receipt by Lender of such Note duly executed and delivered by Borrower, Lender shall fund the Advance in the manner requested by the Advance Request provided that each of the conditions precedent to such Advance is satisfied as of the requested Advance Date.  All the terms, conditions, and covenants of this Agreement shall apply to all Advances whether or not each Advance is evidenced by a Note.  Borrower agrees that Lender may rely on any notice or Advance Request given by any Person it reasonably believes to be an authorized representative of Borrower without the necessity of independent investigation.

          2.4.          Borrower may at any time on at least five (5) business days prior written notice to Lender, prepay in whole or in part the Loan by paying the relevant principal amount together with all interest, fees and expenses accrued and unpaid as of the date of such prepayment, provided, that if Borrower prepays any Advance within (i) the Interest Only Period, Borrower shall also pay Lender a prepayment additional amount equal to three percent (3%) of the principal amount being so prepaid, (ii) the period from the day immediately following the end of the Interest Only Period to the date that is one year and one day prior to the Maturity Date, Borrower shall also pay Lender a prepayment additional amount equal to two percent (2%) of the principal amount being so prepaid, and (iii) the period from the date that is one year prior to the Maturity Date to the Maturity Date, Borrower shall also pay Lender a prepayment additional amount equal to one percent (1%) of the principal amount being so prepaid.

          2.5.          Notwithstanding any provision in this Agreement, the Notes, or any other Loan Document, it is the parties’ intent not to contract for, charge or receive interest at a rate that is greater than the maximum rate permissible by law that a court of competent jurisdiction shall deem applicable hereto (which under the laws of the State of California shall be deemed to be the laws relating to permissible rates of interest on commercial loans) (the “Maximum Rate”).  If a court of competent jurisdiction shall finally determine that Borrower has actually paid to Lender an amount of interest in excess of the amount that would have been payable if all of the Secured Obligations had at all times borne interest at the Maximum Rate, then such excess interest actually paid by Borrower shall be applied as follows:  first, to the payment of principal outstanding on the Notes; second, after all principal is repaid, to the payment of Lender’s accrued interest, costs, expenses, professional fees and any other Secured Obligations; and third, after all Secured Obligations are repaid, the excess (if any) shall be refunded to Borrower.

          2.6.          In the event any interest is not paid when due hereunder, delinquent interest shall be  added to principal and shall bear interest on interest, compounded at the rate set forth in Section 2.2 or Section 2.7, as applicable.

          2.7.          In the event any payment is not paid on the scheduled Payment Date, an amount equal to two percent (2%) of the past due amount shall be payable on demand. In addition, upon the occurrence and during the continuation of an Event of Default hereunder, all Secured Obligations, including principal, interest, compounded interest, and professional fees, shall bear interest at a rate per annum equal to the Interest Rate plus five percent (5%) per annum (“Default Rate”).

SECTION 3.    SECURITY INTEREST

          3.1.          As security for the prompt, complete and indefeasible payment when due (whether on the Payment Dates or otherwise) of all the Secured Obligations and in order to induce Lender to make the Loan upon the terms and subject to the conditions of this Agreement, the Notes, and the other Loan Documents, Borrower hereby grants to Lender a security interest in and Lien upon all of Borrower’s right, title and interest in, to and under each of the following, whether now owned or hereafter acquired and wherever located (collectively, the “Collateral”) subject only to Permitted Liens:

(a)	All Receivables;

(b)	All Equipment;

(c)	All Fixtures;

(d)	All General Intangibles;

(e)	All Intellectual Property;

(f)	All Inventory;

(g)	All Investment Property (including the stock of all domestic and foreign subsidiaries and affiliates);

(h)

All Deposit Accounts (excluding that certain Wachovia Bank, National Association certificate of deposit with bank number 013141231929253 and any deposit account established in substitution  therefor as long as Wachovia Bank, National Association maintains a security interest in such certificate of deposit or account provided that such certificate of deposit or account shall not exceed $250,000.00 without the prior written consent of Lender);

(i)	All Cash;

(j)	All Goods and other tangible and intangible personal property of Borrower whether now or hereafter owned or existing, leased, consigned by or to, or acquired by, Borrower and wherever located; and

(k)	To the extent not otherwise included, all Proceeds of each of the foregoing and all accessions to, substitutions and replacements for, and rents, profits and products of each of the foregoing.

SECTION 4.    CONDITIONS PRECEDENT TO LOAN

          The obligations of Lender to make the Loan hereunder are subject to the satisfaction by Borrower of the following conditions:

          4.1.          The Advance Date for any installment shall occur on or before the Commitment  Termination Date.

          4.2.          Borrower, on or prior to the Closing Date, shall have delivered to Lender the following:

                          (a)     executed originals of this Agreement, the Loan Documents, Account Control Agreement(s), a legal opinion of Borrower’s counsel, Joinder Agreements and all other documents and instruments reasonably required by Lender to effectuate the transactions contemplated hereby or to create and perfect the Liens of Lender with respect to all Collateral, in all cases in form and substance reasonably acceptable to Lender;

                          (b)     certified copy of resolutions of Borrower’s board of directors evidencing approval of (i) the Loans and other transactions evidenced by the Loan Documents; and (ii) the Warrant Agreement and transactions evidenced thereby;

                          (c)     certified copies of the Articles or Certificate of Incorporation and the Bylaws, as amended through the Closing Date, of Borrower;

                          (d)     a certificate of good standing for Borrower from its state of incorporation and similar certificates from all other jurisdictions in which it does business and where the failure to be qualified would have a Material Adverse Effect;

                          (e)     payment of the Facility Fee and reimbursement of Lender’s expenses reimbursable pursuant to Section 11.15, which amounts may be deducted from the initial Advance; and

                          (f)     such other documents as Lender may reasonably request.

          4.3.          On each Advance Date:

                          (a)     Lender shall have received (i) an Advance Request for the relevant Advance as required by Section 2.3, duly executed by Borrower’s Chief Executive Officer and Chief Financial Officer, (ii) the duly executed Note evidencing such Advance, and (iii) any other documents Lender may reasonably request.

                          (b)     The representations and warranties set forth in this Section 4 and in Section 5 and of Borrower in the Warrant Agreement shall be true and correct in all material respects on and as of the Advance Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date.

                          (c)     Borrower shall be in compliance with all the terms and provisions set forth herein and in each other Loan Document on its part to be observed or performed, and at the time of and immediately after such Advance no Event of Default shall have occurred and be continuing.

                          (d)     Each Advance Request shall be deemed to constitute a representation and warranty by Borrower on the relevant Advance Date as to the matters specified in paragraphs (b) and (c) of this Section 4.3 and in Sections 4.4, 4.5, 4.6 and 4.7 and, as to the matters set forth in the Advance Request.

                          (e)     At the Closing Date and each Advance Date, Borrower shall have taken or caused to be taken such actions requested by Lender to grant Lender a first priority (and when the requisite financing statements are properly filed) perfected Lien in the Collateral, subject only to Permitted Liens.  Such actions shall include the delivery to Lender of all assignments, notices, and control agreements, executed by Borrower, as to the Collateral granted by Borrower for all jurisdictions as may be necessary or desirable to perfect or obtain the priority of Lender’s Lien in such Collateral.

                          (f)     Lender may deduct from such Advance it’s expenses reimbursable pursuant to Section 11.15.

          4.4.          At the Closing Date and each Advance Date, Borrower shall have taken or caused to be taken such actions requested by Lender to grant Lender a first priority (and when the requisite financing statements are properly filed) perfected Lien in the Collateral, subject only to Permitted Liens.  Such actions shall include the delivery to Lender of all appropriate financing statements, assignments, notices, and control agreements, executed by Borrower, as to the Collateral granted by Borrower for all jurisdictions as may be necessary or desirable to perfect or obtain the priority of Lender’s Lien in such Collateral.

          4.5.          As of the Closing Date and each Advance Date, no fact or condition exists that would (or would, with the passage of time, the giving of notice, or both) constitute an Event of Default under this Agreement or any of the Loan Documents.

          4.6.          As of the Closing Date and each Advance Date, no event that has had or could reasonably be expected to have a Material Adverse Effect has occurred and is continuing.

          4.7.          As of the Closing Date, $4,500,000 plus all accrued interest and any other amounts outstanding in connection therewith, but not to exceed the Maximum Loan Amount, shall be paid in full and final discharge and satisfaction of all obligations owed by Borrower to KBA Ventures, LLC (f/k/a Posh Tots, LLC, “Posh Tots”) and the Liens in the Collateral securing such obligations shall be fully released and extinguished, with Posh Tots having authorized the filing of UCC-3 Termination Statements with respect thereto in each office where UCC-1s have been filed in favor of Posh Tots.

SECTION 5.    REPRESENTATIONS AND WARRANTIES OF BORROWER

          Borrower represents, warrants and agrees that:

          5.1.          Upon satisfaction of the obligations owed to Posh Tots and the release of Liens in the Collateral securing such obligations, Borrower owns or will as of the Closing Date own all right, title and interest in and to the Collateral, free of all Liens whatsoever, except for Permitted Liens.

          5.2.          Upon satisfaction of the obligations owed to Posh Tots and the release of Liens in the Collateral securing such obligations, Borrower has or will as of the Closing Date have the full power and authority to grant and convey to Lender a Lien in the Collateral as security for the Secured Obligations, free of all other Liens other than Permitted Liens, and shall execute such notices, collateral assignments, and Control Agreements, in connection herewith as Lender may reasonably request to perfect and obtain the most senior Lien on the Collateral. Except for Permitted Liens, no other Lien has been created by Borrower or is known by Borrower to exist with respect to any Collateral.

          5.3.          Borrower is a corporation duly organized, legally existing and in good standing under the laws of the State of Florida, and is duly qualified as a foreign corporation in all jurisdictions in which the nature of its business or location of its properties require such qualifications and where the failure to be qualified could reasonably be expected to have a Material Adverse Effect.  Attached as Schedule 5.3 hereto is a true, correct and complete list of each Subsidiary, and all information set forth on Schedule 5.3 is true, correct and complete.

          5.4.          Borrower’s execution, delivery and performance of the Notes, this Agreement and all other Loan Documents, and Borrower’s execution of any Warrant Agreement then in effect, (i) have been duly authorized by all necessary corporate action of Borrower, and (ii) will not result in the creation or imposition of any Lien upon the Collateral, other than Permitted Liens and the Liens created by this Agreement and the other Loan Documents.  The individual or individuals executing the Loan Documents and the Warrant Agreement are duly authorized to do so, and the Loan Documents and the Warrant Agreement constitute legal, valid and binding obligations of Borrower, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization or other similar laws generally affecting the enforcement of the rights of creditors.

          5.5.          Upon satisfaction of the obligations owed to Posh Tots and the release of Liens in the Collateral securing such obligations, the Loan Documents and the Warrant Agreement do not violate or will not violate as of the Closing Date any provisions of Borrower’s Articles or Certificate of Incorporation, bylaws or any contract, agreement, law, regulation, order, injunction, judgment, decree or writ to which Borrower is subject.

          5.6.          The execution, delivery and performance of the Loan Documents and the Warrant Agreement do not require the consent or approval of any other Person, including any regulatory authority or governmental body of the United States or any State thereof or any political subdivision of the United States or any State thereof.

          5.7.          No event that has had or would reasonably be expected to have a Material Adverse Effect has occurred and is continuing, and Borrower is not aware of any event likely to occur that would reasonably be expected to result in a Material Adverse Effect.

          5.8.

                                    (a)     There are no actions, suits or proceedings at law or in equity or by or before any governmental authority now pending or, to the knowledge of Borrower, threatened against or affecting Borrower or any business, property or rights of Borrower (i) which involve any Loan Document or (ii) as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would, individually or in the aggregate, result in a Material Adverse Effect.

                                    (b)     Borrower is not in violation of any law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any governmental authority, where such violation or default would result in a Material Adverse Effect.

          5.9.          Borrower is not in default in any manner under any provision of any indenture or other agreement, contract or instrument evidencing indebtedness, or any other material agreement, contract or instrument to which it is a party or by which it or any of its properties or assets are or may be bound and for which such default would result in a Material Adverse Effect.

          5.10.          No information, report, Advance Request, financial statement, exhibit or schedule furnished, by or on behalf of Borrower to Lender in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto contained, contains or will contain any material misstatement of fact or omitted, omits or will omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were, are or will be made, not misleading.

          5.11.          Borrower has filed and will file all federal, state and local tax returns that it is required to file except for such returns for which Borrower has timely filed extensions.  Subject to Section 7.11, Borrower has duly paid or fully reserved for all taxes or installments thereof (including any interest or penalties) as and when due, which have or may become due pursuant to such returns. Borrower has paid or fully reserved for any tax assessment received by Borrower for the three (3) years preceding the Closing Date, if any (including any taxes being contested in good faith and by appropriate proceedings).

          5.12.          Borrower’s present name, former names (if any), locations, place of formation, tax identification number, organizational identification number and other information are correctly set forth in Exhibit C.

          5.13.          Borrower is the sole owner of or has all necessary rights to use the Intellectual Property, except for licenses granted by Borrower to its customers in the ordinary course of business.  To Borrower’s knowledge, each of the Copyrights, Trademarks and Patents is valid and enforceable, and no part of the Intellectual Property  has been judged invalid or unenforceable, in whole or in part, and no claim has been made to Borrower that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to cause a Material Adverse Effect. Exhibit D is a true, correct and complete list of each of Patents, Trademarks, Copyrights, and material agreements under which Borrower licenses Intellectual Property (other than shrink-wrap software licenses and other licenses which if terminated could not reasonably be expected to result in a Material Adverse Effect), together with application or registration numbers, as applicable, owned by Borrower or any Subsidiary.  Borrower is not in material breach of, nor has Borrower failed to perform in any material respect under, any of the foregoing contracts, licenses or agreements and, to Borrower’s knowledge, no third party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

          5.14.          Borrower’s latest Form 10-Q or 10-K, as applicable, sets forth a general description of the types of Borrower Products.

          5.15.          Borrower has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Intellectual Property in any material respect.

          5.16.          Borrower has not received any written notice or claim, or, to the knowledge of Borrower, oral notice or claim, challenging or questioning Borrower’s ownership in any Intellectual Property (or written notice of any claim challenging or questioning the ownership in any licensed Intellectual Property of the owner thereof) or written notice asserting that any third party has any claim of legal or beneficial ownership with respect thereto nor, to Borrower’s knowledge, is there a reasonable basis for any such claim. To Borrower’s knowledge, neither Borrower’s use of its Intellectual Property nor the sale of Borrower Products infringes the intellectual property or other rights of others.

          5.17.          All Intellectual Property that is material to the business or operations of Borrower was created solely by either: (i) employees of Borrower acting within the scope of their employment (all of whom have assigned all rights, title and interest in and to such Intellectual Property to Borrower); or (ii) by third parties who have assigned, or agreed to assign, or who have licensed, or agreed to license, all right, title and interest in and to such Intellectual Property to Borrower.

          5.18.          Borrower’s Intellectual Property constitutes all rights used in or necessary in the operation or conduct of Borrower’s business as currently conducted and proposed to be conducted by Borrower. Without limiting the generality of the foregoing, Borrower has the right to freely transfer, license or assign Intellectual Property owned by the Borrower without condition, restriction or payment of any kind to any third party, and Borrower has the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software and other items that are used in and material to the operation or conduct of Borrower’s business as currently conducted and proposed to be conducted by Borrower.  Borrower is entitled to use freely and exploit any and all rights to improvements made by Borrower with respect to such owned Intellectual Property.

          5.19.          Borrower has not received any written notice or claim, or, to the knowledge of Borrower, oral notice or claim, from any third party claiming that the operation of the business of Borrower as currently conducted or proposed to be conducted, or that any Borrower Product infringes, misappropriates, violates, dilutes or constitutes the unauthorized use of any valid or enforceable right of any third party, including any Intellectual Property of any third party, nor, to the knowledge of Borrower, is there a reasonable basis for any such claim of infringement that would reasonably be expected to result in a Material Adverse Effect or any claim that Borrower is not the owner of Intellectual Property which Borrower has purported to own free and clear of all Liens except Permitted Liens.  Borrower has no knowledge that any third party is infringing, misappropriating, diluting or violating any Intellectual Property and no such claims have been brought against any third party by Borrower.

          5.20.          No Intellectual Property or Borrower Product has been or is subject to any actual or, to the knowledge of Borrower, threatened litigation, proceeding (including any proceeding in the United States Patent and Trademark Office or any corresponding foreign office or agency other than prosecution of applications in the ordinary course of business) or outstanding decree, order, judgment, settlement agreement or stipulation that restricts in any material manner Borrower’s use, transfer or licensing thereof or that may affect in any material respect the validity, use or enforceability thereof and that would, individually or in the aggregate, result in a Material Adverse Effect. There is no decree, order, judgment, agreement, stipulation, arbitral award or other provision which obligates Borrower to grant licenses or ownership interest in any future Intellectual Property related to the operation or conduct of the business of Borrower.  There is no outstanding or, to the knowledge of Borrower, threatened, dispute or disagreement of which Borrower is aware with respect to any contract, license or agreement between Borrower and any third party related to any material aspect of the Intellectual Property.

          5.21.          Borrower has taken all steps that are reasonably required to protect: (i) Borrower’s rights in all Intellectual Property that is material to the business or operations of the Borrower; and (ii) all similar rights in the intellectual property of others as to which Borrower has an obligation or duty to protect. Without limiting the generality of the foregoing, Borrower has, and takes all reasonable measures to enforce, a policy requiring each employee, consultant and independent contractor to execute written proprietary information, confidentiality and assignment of invention and copyright agreements, that: (A) assign to Borrower all right, title and interest in and to any Intellectual Property relating to Borrower’s business that are developed by the employee, consultant or contractor, as applicable, in the course of his, her or its activities for Borrower or are developed during working hours or using the resources of Borrower; (B) contain provisions designed to prevent unauthorized disclosure of Borrower’s confidential information; and (C) otherwise reasonably protect Borrower’s Intellectual Property. All current and former employees, consultants and independent contractors have executed and delivered such agreements to Borrower and, to the knowledge of Borrower, no party thereto has breached or violated in any material respect the terms thereof or has attempted or threatened to challenge the enforceability, scope or applicability of any such agreement to its signatories. There has been no disclosure by Borrower of any confidential information that is material to the business or operations of the Borrower without: (x) designating such information as confidential; and (y) taking all commercially reasonable steps required to ensure that such confidential information is subject to the confidentiality undertakings set forth in the applicable non-disclosure agreement.

          5.22.          Exhibit F is a true, correct and complete list of (a) all banks and other financial institutions at which Borrower or any Subsidiary maintains Deposit Accounts and (b) all institutions at which Borrower or any Subsidiary maintains an account holding Investment Property, and such exhibit correctly identifies the name, address and telephone number of each bank or other institution, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

          5.23.          Borrower has no outstanding loans to any employee, officer or director of the Borrower other than reasonable travel or expense advances in the ordinary course of business or that are in violation of the Sarbanes-Oxley Act nor has Borrower guaranteed the payment of any loan made to an employee, officer or director of the Borrower by a third party.

          5.24.          The Borrower’s capitalization is set forth on Schedule 5.24 annexed hereto.  Borrower does not own any stock, partnership interest or other equity securities of any Person, except for Permitted Investments.

SECTION 6.    INSURANCE; INDEMNIFICATION

          6.1.          So long as there are any Secured Obligations outstanding, Borrower shall cause to be carried and maintained commercial general liability insurance, on an occurrence form, against risks customarily insured against in Borrower’s line of business.  Such risks shall include the risks of bodily injury, including death, property damage, personal injury, advertising injury, and contractual liability per the terms of the indemnification agreement found in Section 6.4.  Borrower must maintain a minimum of One Million Dollars ($1,000,000.00) of commercial general liability insurance for each occurrence.  So long as there are any Secured Obligations outstanding, Borrower shall also cause to be carried and maintained insurance upon the Collateral, insuring against risks of physical loss or damage howsoever caused, including the perils of fire and windstorm and water damage,  in an amount not less than the full replacement cost of the Collateral.  Borrower shall also carry and maintain a fidelity insurance policy in an amount not less than One Million Dollars ($1,000,000.00).

          6.2.          Borrower shall deliver to Lender certificates of insurance, which evidence Borrower’s compliance with its insurance obligations in Section 6.1 and the obligations contained in this Section 6.2.  Borrower’s insurance certificate shall state Lender is an additional insured for commercial general liability, an additional insured and a loss payee for all risk property damage insurance, a loss payee for fidelity insurance, and a loss payee and additional insured for any future insurance that Borrower may acquire.  Attached to the certificates of insurance will be additional insured endorsements for liability and lender’s loss payable endorsements for all risk property damage insurance and fidelity.

          6.3.          The certificates of insurance will state that the coverage evidenced is primary and non-contributory to any insurance or self-insurance of Lender, and will further state that a waiver of subrogation in favor of Lender has been agreed to.  All certificates of insurance will provide for a minimum of thirty (30) days advance written notice to Lender of cancellation or any other change adverse to Lender’s interests.  Any failure of Lender to scrutinize such insurance certificates for compliance is not a waiver of any of Lender’s rights, all of which are reserved.

          6.4.          Borrower shall and does hereby indemnify and hold Lender, its officers, directors, employees, agents, attorneys, representatives and shareholders harmless from and against any and all claims, costs, expenses, damages and liabilities (including such claims, costs, expenses, damages and liabilities based on liability in tort, including strict liability in tort), including reasonable attorneys’ fees and disbursements and reasonable costs of investigation or defense (including those incurred upon any appeal), that may be instituted or asserted against or incurred by Lender or any such Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents or the administration of such credit, or in connection with or arising out of the transactions contemplated hereunder and thereunder, or any actions or failures to act in connection therewith, or arising out of the disposition or utilization of the Collateral, excluding in all cases claims resulting solely from Lender’s gross negligence or willful misconduct.

SECTION 7.    COVENANTS OF BORROWER

          Borrower covenants and agrees as follows at all times while any of the Secured Obligations remain outstanding:

          7.1.          Borrower shall furnish to Lender the Compliance Certificate monthly (in the form attached as Exhibit G) within thirty (30) days (apart from in the period for six months after the date hereof, when it shall be within forty-five (45) days) after the end of such month and the financial statements listed hereinafter, each prepared and (other than with respect to calendar monthly financial statements which shall be prepared consistent with Borrower’s prior practice and its ordinary course of business) in accordance with GAAP (except for the absence of footnotes and subject to normal year-end adjustments) (the “Financial Statements”):

               (a)     as soon as practicable (and in any event within thirty (30) days, apart from in the period for six months after the date hereof, when it shall be within forty-five (45) days)) after the end of each calendar month, unaudited interim financial statements as of the end of such calendar month (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by Borrower’s Chief Executive Officer or Chief Financial Officer to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Borrower;

               (b)     as soon as practicable (and in any event within forty five (45) days) after the end of each calendar quarter, unaudited interim financial statements as of the end of such calendar quarter (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows accompanied by a report detailing any material contingencies (including the commencement of any material litigation by or against Borrower) or any other occurrence that could reasonably be expected to have a Material Adverse Effect, all certified by Borrower’s Chief Executive Officer or Chief Financial Officer to the effect that such financial statements present fairly in all material respects the financial condition and results of operations of Borrower;

               (c)     as soon as practicable (and in any event within ninety (90 days) after the end of each fiscal year, (i) unqualified audited financial statements as of the end of such year (prepared on a consolidated and consolidating basis, if applicable), including balance sheet and related statements of income and cash flows, and setting forth in comparative form the corresponding figures for the preceding fiscal year, certified by a firm of independent certified public accountants selected by Borrower and reasonably acceptable to Lender, accompanied by any management report from such accountants (ii) budgets, operating plans and other financial information reasonably requested by Lender;

          (d)     concurrently with the delivery, distribution, sending or filing thereof, as the case may be, copies of (i) any proxy statements, financial statements, materials or reports that Borrower has made available to holders of its equity securities, and (ii) any regular, periodic and special reports or registration statements that Borrower files with the Securities and Exchange Commission or any governmental authority that may be substituted therefor, or any national securities exchange; and

          (e)     promptly, any additional information, financial or otherwise (including tax returns and names of principal creditors), reasonably requested by Lender as Lender reasonably believes necessary to evaluate the Collateral or Borrower’s continuing ability to meet its business plan and its financial obligations.

The executed Compliance Certificate may be sent via facsimile to Lender at (650) 473-9194.  All Financial Statements required to be delivered pursuant to clauses (a), (b) (c) and (d) shall be sent via e-mail to financialstatements@herculestech.com, with carbon copy to jhershey@herculestech.com; provided, that if e-mail is not available or sending such Financial Statements via e-mail is not possible, they shall be sent via facsimile to Lender at: (650) 473-9194, attention Chief Credit Officer, referenced BabyUniverse.

          7.2.          Borrower must maintain a Current Ratio of (i) at least .85 for the quarter ending September 30, 2006, (ii) at least .90 for the quarter ending December 31, 2006, and (iii) at least 1.0 for each subsequent calendar quarter thereafter.

          7.3.          Borrower shall permit any representative Lender authorizes, including its attorneys and accountants, to inspect, examine and make copies and abstracts of the books of account and records of Borrower at reasonable times and upon reasonable notice during normal business hours.  In addition, any such representative shall have the right to meet with management and officers of Borrower to discuss such books of account and records.  In addition, Lender shall be entitled at reasonable times and intervals to consult with and advise the management and officers of Borrower concerning significant business issues affecting Borrower.  Such consultations shall not unreasonably interfere with Borrower’s business operations.  The parties intend that the rights granted Lender shall constitute “management rights” within the meaning of 29 C.F.R Section 2510.3-101(d)(3)(ii), but that any advice, recommendations or participation by Lender with respect to any business issues shall not be deemed to give Lender, nor be deemed an exercise by Lender of, control over Borrower’s management or policies.

          7.4.          Borrower shall from time to time execute, deliver and file, alone or with Lender, any financing statements, security agreements, collateral assignments, notices, control agreements, or other documents to perfect or give the highest priority to Lender’s Lien on the Collateral.  Borrower shall from time to time procure any instruments or documents as may be reasonably requested by Lender, and take all further action that may be necessary, or that Lender may reasonably request, to carry out more effectively the provisions and purposes of the Loan Documents or the Warrant Agreement or to confirm, perfect, preserve and protect the Liens granted hereby and thereby.  In addition, and for such purposes only, Borrower hereby authorizes Lender to execute and deliver on behalf of Borrower and to file such financing statements, collateral assignments, notices, control agreements, security agreements and other documents without the signature of Borrower either in Lender’s name or in the name of Lender as agent and attorney-in-fact for Borrower.

          7.5.          Borrower shall protect and defend Borrower’s title to the Collateral and Lender’s Lien thereon against all Persons claiming any interest adverse to Borrower or Lender.  Borrower shall at all times keep the Collateral and all other property and assets used in Borrower’s business or in which Borrower now or hereafter holds any interest free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender immediate written notice of any legal process affecting the Collateral, such other property and assets, or any Liens thereon.

          7.6.          Without Lender’s prior written consent, Borrower shall not (a) enter into any loan agreement or otherwise borrow money which involves the grant of a security interest other than a Permitted Lien in any of the Borrower’s assets (including but not limited to hereafter acquired assets and/or Intellectual Property) except to the extent that such loan or borrowing is subject to and subordinate to Lender’s Lien on the Collateral and such lender enters into a subordination agreement, for the benefit of Lender, in a form acceptable to Lender; (b) grant any material extension of the time of payment of any of the Receivables or General Intangibles, (c) to any material extent, compromise, compound or settle the same for less than the full amount thereof, (d) release, wholly or partly, any Person liable for the payment thereof other than in the ordinary course of business consistent with past practice or pursuant to applicable court order or legal process, (e) allow any credit or discount whatsoever thereon other than trade discounts granted by Borrower in the ordinary course of business of Borrower, or (f) create, incur, assume, guarantee or be or remain liable with respect to any Indebtedness, or permit any Subsidiary so to do, other than Permitted Indebtedness, or prepay any Indebtedness or take any actions which impose on Borrower an obligation to prepay any Indebtedness, except Indebtedness to Lender.

          7.7.          Borrower shall maintain and protect its properties, assets and facilities, including its Equipment and Fixtures, in good order and working repair and condition (taking into consideration ordinary wear and tear and obsolescence) and from time to time make or cause to be made all necessary and proper repairs, renewals and replacements thereto and shall competently manage and care for its property in accordance with prudent industry practices.

          7.8.          Borrower shall not enter into or be a party to any Merger without the prior written consent of Lender.  So long as no Event of Default has occurred and is continuing, Lender agrees not to unreasonably withhold its consent to any Merger to the extent the same does not materially and adversely affect Lender’s interests under the Loan Documents or increase the risk of non-payment or late payment of the Secured Obligations.  Lender may, at its sole option, require, as a condition of any such consent, that (a) the Note(s) be paid off in their entirety prior to the Merger being consummated, or, if the Notes(s) are not to be so paid off; (b) the assets acquired in such Merger (i) be provided as Collateral (including assets of any subsidiary of Borrower) and (ii) be free and clear of Liens (other than Permitted Liens), (c) any party to the Merger, or parent, subsidiary or affiliate of Borrower guarantee the Secured Obligations, or (d) documents be delivered, including certificates, lien search results, financing statements and opinions, or other actions be taken so as to give Lender reasonable confidence in the ability of Borrower to satisfy the Secured Obligations on a timely basis.

          7.9.          Borrower, for itself and on behalf of its Subsidiaries, agrees that, without the prior written consent of Lender, it shall not, nor shall it allow any Subsidiary to, (a) repurchase or redeem any class of stock or other equity interest other than pursuant to employee, director or consultant repurchase plans or other similar agreements, provided, however, in each case the repurchase or redemption price does not exceed the original consideration paid for such stock or equity interest, or (b) other than set forth in subsection 7.9(a) above, declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, or (c) loan money to any employee, officer or director other than reasonable travel or expense advances in the ordinary course of business or in violation of the Sarbanes-Oxley Act or guarantee the payment of any such loan granted by a third party, or (d) waive, release or forgive any indebtedness owed by any employee, officer or director other than to the extent lawfully permitted and as consideration for and in connection with employment termination arrangements, or (e) voluntarily or involuntarily transfer, sell, lease, license, lend or in any other manner convey any equitable, beneficial or legal interest in any material portion of their assets (except (i) Inventory sold in the normal course of business, (ii) licenses and similar arrangements for the use of property in the ordinary course of business, or (iii) worn-out or obsolete Equipment (collectively (i)-(iii), “Permitted Transfers”)).  No Subsidiary shall issue any class of stock or other equity interest, and Borrower shall not create any new Subsidiary without Lender’s prior written consent, which consent may not be unreasonably withheld if concurrent with the creation of any new Subsidiary such Subsidiary also executes a Joinder Agreement.

          7.10.          Upon the request of Lender, Borrower, for itself and on behalf of its Subsidiaries, agrees that during normal business hours, Borrower shall make the Inventory, Equipment, other Collateral, and books and records concerning Collateral (including software used in Borrower or Subsidiary’s business) available to Lender for inspection at the place where it is normally located and shall make all logs and maintenance records pertaining to the Inventory and Equipment and computer generated lists of the Equipment and Inventory available to Lender for inspection.  Borrower, for itself and on behalf of its Subsidiaries, shall take all action necessary to maintain such books, records, logs, and maintenance records in a correct and complete fashion.

          7.11.          Borrower and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against Borrower, Lender or the Collateral or upon Borrower’s ownership, possession, use, operation or disposition thereof or upon Borrower’s rents, receipts or earnings arising therefrom.  Borrower shall file on or before the due date therefor all personal property tax returns in respect of the Collateral.  Notwithstanding the foregoing, Borrower may contest, in good faith and by appropriate proceedings, taxes for which Borrower maintains adequate reserves therefor in accordance with GAAP.

          7.12.          Neither Borrower nor any Subsidiary shall relocate its chief executive office or its principal place of business unless: (i) it has provided prior written notice to Lender; and (ii) such relocation shall be within the continental United States.  Neither Borrower nor any Subsidiary shall relocate any item of the Collateral (other than (i) sales of Inventory in the ordinary course of business, (ii) relocations of Equipment having an aggregate value of up to $100,000 in any fiscal year or (iii) relocations of any items of Collateral to any location in the continental United States) unless (i) it has provided prior written notice to Lender; and (ii) such relocation shall be within the continental United States.

          7.13.          Neither Borrower nor any Subsidiary shall change its corporate name, legal form or jurisdiction of formation without twenty (20) days’ prior written notice to Lender.

          7.14.          Borrower shall arrange for automatic debit and corresponding payment to Lender on each Payment Date of all periodic obligations payable to Lender under each Note or Advance. All payments to Lender shall be wired to Lender’s bank account at the following address:

Hercules Technology Growth Capital, Inc.
C/O Union Bank of California
400 California Street, 2nd Floor
San Francisco, CA 94104
Acct.# 4720023798
ABA# 122000496

          Neither the making of the Loan to the Borrower, nor the use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.  Without limiting the foregoing, neither Borrower nor any of its Subsidiaries or affiliates (a) is or will become a Person whose property or interests in property are blocked pursuant to Section 1 of Executive Order 13224 (“E013224”) of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed.  Reg.  49079 (2001) (each a “Prohibited Person”)) or (b) conduct any business, nor engage in any transaction or dealing, with any Prohibited Person, including, but not limited to, the making or receiving of any contribution of funds, goods, or services, to or for the benefit of a Prohibited Person; or (c) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in E013224.  Borrower and its Subsidiaries and affiliates shall comply with the Uniting And Strengthening America By Providing Appropriate Tools Required To Intercept And Obstruct Terrorism (USA Patriot Act of 2001).  Borrower covenants and agrees to deliver (from time to time) to Lender any such certification or other evidence as may be reasonably requested by Lender to permit Lender to satisfy its or any affiliate of Lender’s obligations under applicable laws and regulations relating to U.S. Treasury Department’s Office of Foreign Assets Control, E013224 or Prohibited Persons.

          7.15.          Neither Borrower nor any Subsidiary shall maintain any Deposit Accounts or accounts holding Investment Property except with respect to which Lender has a perfected security interest in each such account.

          7.16.          Borrower shall repay all outstanding amounts of any principal and accrued interest on any Note and/Advance (a) immediately upon a Merger (unless otherwise consented to in writing by Lender pursuant to Section 7.8 above), or (b) immediately upon the sale, lease or transfer of all or substantially all of Borrower’s assets outside of the ordinary course of business unless otherwise agreed to in writing by Lender.

          7.17.          Without Lender’s prior written consent, Borrower shall not allow any Subsidiary to enter into any loan agreement or otherwise borrow money which involves the grant of a security interest in any of Subsidiary’s assets (including but not limited to hereafter acquired assets and/or Intellectual Property) unless (i) for such transactions involving not more than US $50,000, or (ii) for purchase money liens on Equipment which has been acquired or held by such Subsidiary and such Liens are incurred for financing the acquisition of the Equipment, if,  (y) the Liens are confined to the Equipment and proceeds of the Equipment, and (z) the aggregated amount of purchase money liens does not exceed US $100,000.00. Borrower shall cause its Subsidiaries to protect and defend such Subsidiary’s title to its assets from and against all Persons claiming any interest adverse to such Subsidiary, and  Borrower shall cause its Subsidiaries at all times to keep such Subsidiary’s property and assets free and clear from any legal process or Liens whatsoever (except for Permitted Liens), and shall give Lender immediate written notice of any legal process affecting such Subsidiary’s assets.

          7.18.          Borrower shall not directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments, or suffer or permit any Subsidiary to be a party to, or be bound by, an agreement that restricts such Subsidiary from paying dividends or otherwise distributing property to Borrower.

          7.19.          SBIC Regulatory Provisions.   If Lender wishes to assign this Agreement or any other Loan Documents or the Warrant Agreement to an Affiliate of Lender that is licensed by the U.S. Small Business Administration, Borrower shall take all steps and provide all such information as reasonably may be requested by Lender to assist therewith.

          7.20           Florida Documentary Stamp Tax Return.  Borrower shall file or cause to be filed by no later than July 20, 2006 a documentary stamp tax return with the State of Florida, and make all necessary payments in connection therewith, in order to perfect Lender’s security interest and permit the filing of Lender’s UCC-1 against Borrower in the State of Florida.

SECTION 8.    RIGHT TO PURCHASE STOCK

          8.1.          Lender or its assignee or nominee shall have the right, in its discretion, to purchase shares of Borrower’s securities having an aggregate purchase price of up to One Million and No/100 Dollars ($1,000,000.00) upon the occurrence of the Next Event.  Such right shall be upon the most favorable terms and conditions afforded to other investors in the Next Event.  Borrower will provide Lender with at least fifteen (15) days notice of the Next Event, including a copy of the most favorable terms and conditions afforded to other investors in the Next Event.  In the event Lender fails to give Borrower notice that Lender wishes to participate in the Next Event prior to the closing of the Next Event, then Lender’s purchase option shall lapse and be of no further force and effect.

SECTION 9.    EVENTS OF DEFAULT

          The occurrence of any one or more of the following events (herein called “Events of Default”) shall constitute a breach and default under this Loan Agreement, the Notes, and the other Loan Documents:

          9.1.          Borrower defaults in the payment of any principal, interest or other Secured Obligation involving the payment of money under this Agreement, the Notes or any of the other Loan Documents, and such default continues for more than three (3) days after the due date thereof; or

          9.2.          Borrower breaches or defaults in the performance of any covenant or Secured Obligation under this Agreement, the Notes, or any of the other Loan Documents, and (a) with respect to a default under any covenant under this Agreement (other than under Sections 6, 7.2, 7.6, 7.8, 7.9, 7.13, 7.14, 7.16, 7.17 or Section 7.20) such default continues for more than five (5) days after the earlier of the date on which (i) Lender has given notice of such default to Borrower, and (ii) Borrower has actual knowledge of such default, or (b) with respect to a default under Sections 6, 7.2 (subject to Section 9.2(c) of this Agreement), 7.6, 7.8, 7.9, 7.13, 7.14, 7.16, 7.17 or Section 7.20 of this Agreement, upon the earlier of the date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default, or (c) with respect to a default under Section 7.2 of this Agreement, if Borrower has, on or prior to the earlier of date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default, notified Lender in writing that Borrower is in the process of raising equity financing for Borrower of an amount sufficient to cure such default, and such default continues for more than forty-five (45) days after the earlier of the date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default (provided that with respect to such default under Section 7.2 of this Agreement the unpaid principal of and accrued interest on the Notes and Advances and all outstanding Secured Obligations, including all professional fees and expenses, shall bear interest at all times at the Default Rate from the earlier of the date on which (i) Lender has given notice of such default to Borrower and (ii) Borrower has actual knowledge of such default); or

          9.3.          Any representation or warranty made by Borrower in any Loan Document or in the Warrant Agreement shall have been false or misleading in any material respect or Borrower shall have committed a material violation of federal or state securities laws; or a Material Adverse Effect has occurred (other than arising in connection with Sections 6, 7.2, 7.6, 7.8, 7.9, 7.13, 7.14, 7.16, 7.17 or Section 7.20) and such Material Adverse Effect, if capable of cure, has not been cured within three (3) days of such Material Adverse Effect; or

          9.4.          Borrower (a) shall make an assignment for the benefit of creditors; or (b) shall admit in writing its inability to pay its debts as they become due, or its inability to pay or perform under the Loan Documents or the Excluded Agreements; or (c) shall file a voluntary petition in bankruptcy; or (d) shall file any petition, answer, or document seeking for itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation pertinent to such circumstances; or (e) shall seek or consent to or acquiesce in the appointment of any trustee, receiver, or liquidator of Borrower or of all or any substantial part (i.e., 33-1/3% or more) of the assets or property of Borrower; or (f) shall cease operations of its business as its business has normally been conducted, or terminate substantially all of its employees; or (g) Borrower or its directors or majority shareholders shall take any action initiating any of the foregoing actions described in clauses (a) through (f); or

          9.5.          Either (a) forty-five (45) days shall have expired after the commencement of an involuntary action against Borrower seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute, law or regulation, without such action being dismissed or all orders or proceedings thereunder affecting the operations or the business of Borrower being stayed; or (b) a stay of any such order or proceedings shall thereafter be set aside and the action setting it aside shall not be timely appealed; or (c) Borrower shall file any answer admitting or not contesting the material allegations of a petition filed against Borrower in any such proceedings; or (d) the court in which such proceedings are pending shall enter a decree or order granting the relief sought in any such proceedings; or

          9.6.          Forty-five (45) days shall have expired after the appointment, without the consent or acquiescence of Borrower, of any trustee, receiver or liquidator of Borrower or of all or any substantial part of the properties of Borrower without such appointment being vacated; or

          9.7.          The occurrence of any default under any Excluded Agreement, or under any warrant agreement, any note or agreement for borrowed money, or any other agreement between Borrower and Lender (other than any default embodied in or covered by any other clause of this Section 9) and such default (other than a default under Section 12(u) of the Warrant Agreement) continues for more than five (5) days after the earlier of (a) Lender has given notice of such default to Borrower, or (b) Borrower has actual knowledge of such default;

          9.8.          Either (a) the occurrence of any default (other than any default embodied in or covered by any other clause of this Section 9), under any lease, loan, or other agreement or obligation of Borrower involving any obligation which aggregates more than $200,000.00, or which default could have a Material Adverse Effect, or (b) the entry of any judgment or arbitration award against Borrower involving an award in excess of $200,000.00 or that could have a Material Adverse Effect.

SECTION 10.    REMEDIES

          10.1.          Upon the occurrence and during the continuance of any one or more Events of Default, (i) Lender shall have the right to terminate its commitment to make any Advances, (ii) Lender may, at its option, accelerate and demand payment of all or any part of the Secured Obligations and declare them to be immediately due and payable (provided, that upon the occurrence of an Event of Default of the type described in Sections 9.4 or 9.5, the Notes and all of the Secured Obligations shall automatically be accelerated and made due and payable, in each case without any further notice or act), and (iii) Lender may notify any of Borrower’s account debtors to make payment directly to Lender, compromise the amount of any such account on Borrower’s behalf and endorse Lender’s name without recourse on any such payment for deposit directly to Lender’s account.  Upon and during the continuance of an Event of Default, the unpaid principal of and accrued interest on the Notes and Advances and all outstanding Secured Obligations, including all professional fees and expenses, shall thereafter bear interest at the Default Rate.  Lender may exercise all rights and remedies with respect to the Collateral under the Loan Documents or otherwise available to it under the UCC and other applicable law, including the right to release, hold, sell, lease, liquidate, collect, realize upon, or otherwise dispose of all or any part of the Collateral and the right to occupy, utilize, process and commingle the Collateral.  All Lender’s rights and remedies shall be cumulative and not exclusive.

          10.2.          Upon the occurrence and during the continuance of any Event of Default, Lender may, at any time or from time to time, apply, collect, liquidate, sell in one or more sales, lease or otherwise dispose of, any or all of the Collateral, in its then condition or following any commercially reasonable preparation or processing, in such order as Lender may elect.  Any such sale may be made either at public or private sale at its place of business or elsewhere.  Borrower agrees that any such public or private sale may occur upon ten (10) calendar days’ prior written notice to Borrower.  Lender may require Borrower to assemble the Collateral and make it available to Lender at a place designated by Lender that is reasonably convenient to Lender and Borrower.  The proceeds of any sale, disposition or other realization upon all or any part of the Collateral shall be applied by Lender in the following order of priorities:

First, to Lender in an amount sufficient to pay in full Lender’s costs and professionals’ and advisors’ fees and expenses as described in Section 11.15;

               Second, to Lender in an amount equal to the then unpaid amount of the Secured Obligations (including principal, interest, and the Default Rate interest), in such order and priority as Lender may choose in its sole discretion; and

               Finally, after the full, final, and indefeasible payment in Cash of all of the Secured Obligations, to any creditor holding a junior Lien on the Collateral, or to Borrower or its representatives or as a court of competent jurisdiction may direct.

Lender shall be deemed to have acted reasonably in the custody, preservation and disposition of any of the Collateral if it complies with the obligations of a secured party under the UCC.

          10.3.          Lender shall be under no obligation to marshal any of the Collateral for the benefit of Borrower or any other Person, and Borrower expressly waives all rights, if any, to require Lender to marshal any Collateral.

SECTION 11.    MISCELLANEOUS

          11.1.          Continuation of Security Interest.  This is a continuing Agreement and the grant of a Lien hereunder shall remain in full force and effect and all of the rights, powers and remedies of Lender hereunder shall continue to exist until the Secured Obligations (other than inchoate indemnity obligations) are fully, finally, and indefeasibly paid in Cash and until Lender has executed a written termination statement.  Lender shall execute a termination statement or authorize the filing by Borrower or its representative of a termination statement within a reasonable time after the full, final, and indefeasible payment in Cash of the Secured Obligations hereunder, reconveying to Borrower, without recourse, the Collateral and all rights conveyed hereby and returning possession of the Collateral to Borrower.  The rights, powers and remedies of Lender hereunder shall be in addition to all rights, powers and remedies given by statute or rule of law and are cumulative.  The exercise of any one or more of the rights, powers and remedies provided herein shall not be construed as a waiver of or election of remedies with respect to any other rights, powers and remedies of Lender.

          11.2.          Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective only to the extent and duration of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

          11.3.          Notice.  Except as otherwise provided herein, any notice, demand, request, consent, approval, declaration, service of process or other communication (including the delivery of Financial Statements) that is required, contemplated, or permitted under the Loan Documents or with respect to the subject matter hereof shall be in writing, and shall be deemed to have been validly served, given, delivered, and received upon the earlier of: (i) the first business day after transmission by facsimile or hand delivery or deposit with an overnight express service or overnight mail delivery service; or (ii) the third calendar day after deposit in the United States mails, with proper first class postage prepaid (provided, that any Advance Request shall not be deemed received until Lender’s actual receipt thereof), and shall be addressed to the party to be notified as follows:

(a) If to Lender:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.
Legal Department
Attention: Chief Legal Officer and Manuel Henriquez
525 University Avenue, Suite 700
Palo Alto, CA 94301
Facsimile: 650-473-9194
Telephone: 650-289-3060

With a copy to:

Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
Attention: Steven O. Gasser
Facsimile: 415-421-2922
Telephone: 415-421-6500

(b) If to Borrower:

BabyUniverse, Inc.
150 South U.S. Highway One, Suite 500
Jupiter, Florida 33477
Attention: Chief Executive Officer
Facsimile:
Telephone:

or to such other address as each party may designate for itself by like notice.

          11.4.          Entire Agreement; Amendments.  This Agreement, the Notes, the other Loan Documents, the Warrant Agreement, and the Prefiling Authorization dated as of June 26, 2006 among the parties and KBA Ventures, LLC constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and thereof, and supersede and replace in their entirety any prior proposals, term sheets, letters, negotiations or other documents or agreements, whether written or oral, with respect to the subject matter hereof or thereof (including Lender’s proposal letter dated June 9, 2006).  None of the terms of this Agreement, the Notes or any of the other Loan Documents may be amended except by an instrument executed by each of the parties hereto.

          11.5.          Headings.  The various headings in this Agreement are inserted for convenience only and shall not affect the meaning or interpretation of this Agreement or any provisions hereof.

          11.6.          Advice of Counsel.  Each of the parties represents to each other party hereto that it has discussed (or had an opportunity to discuss) with its counsel this Agreement and, specifically, the provisions of Sections 11.12, 11.13 and 11.14.

          11.7.          No Strict Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

          11.8.          No Waiver.  The powers conferred upon Lender by this Agreement are solely to protect its rights hereunder and under the other Loan Documents and its interest in the Collateral and shall not impose any duty upon Lender to exercise any such powers.  No omission or delay by Lender at any time to enforce any right or remedy reserved to it, or to require performance of any of the terms, covenants or provisions hereof by Borrower at any time designated, shall be a waiver of any such right or remedy to which Lender is entitled, nor shall it in any way affect the right of Lender to enforce such provisions thereafter.

          11.9.          Survival.  All agreements, representations and warranties contained in this Agreement, the Notes and the other Loan Documents or in any document delivered pursuant hereto or thereto shall be for the benefit of the parties hereto and shall survive the execution and delivery of this Agreement and the expiration or other termination of this Agreement.

          11.10.          Successors and Assigns.  The provisions of this Agreement and the other Loan Documents shall inure to the benefit of and be binding on Borrower and its permitted assigns (if any).  Borrower shall not assign its obligations under this Agreement, the Notes or any of the other Loan Documents without Lender’s express prior written consent, and any such attempted assignment shall be void and of no effect.  Lender may assign, transfer, or endorse its rights hereunder and under the other Loan Documents as set forth in Section 11.17 without prior notice to Borrower, and all of such rights shall inure to the benefit of Lender’s successors and assigns.

          11.11.          Tax Indemnification.  Borrower agrees to pay, and to save Lender harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all excise, sales or other similar taxes (excluding taxes imposed on or measured by the net income of Lender) that may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

          11.12.          Governing Law.  This Agreement, the Notes and the other Loan Documents have been negotiated and delivered to Lender in the State of California, and shall have been accepted by Lender in the State of California.  Payment to Lender by Borrower of the Secured Obligations is due in the State of California.  This Agreement, the Notes and the other Loan Documents shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

          11.13.          Consent to Jurisdiction and Venue.  All judicial proceedings (to the extent that the arbitration requirement of Section 11.14 is not applicable) arising in or under or related to this Agreement, the Notes or any of the other Loan Documents may be brought in any state or federal court of competent jurisdiction located in the State of California.  By execution and delivery of this Agreement, each party hereto generally and unconditionally: (a) consents to personal jurisdiction in Santa Clara County, State of California; (b) waives any objection as to jurisdiction or venue in Santa Clara County, State of California; (c) agrees not to assert any defense based on lack of jurisdiction or venue in the aforesaid courts; and (d) irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement, the Notes or the other Loan Documents.  Service of process on any party hereto in any action arising out of or relating to this Agreement shall be effective if given in accordance with the requirements for notice set forth in Section 11.3, and shall be deemed effective and received as set forth in Section 11.3.  Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of either party to bring proceedings in the courts of any other jurisdiction.

          11.14.          Mutual Waiver of Jury Trial / Consent to Arbitration.

                                        (a)     Because disputes arising in connection with complex financial transactions are most quickly and economically resolved by an experienced and expert person and the parties wish applicable state and federal laws to apply (rather than arbitration rules), the parties desire that their disputes be resolved by a judge applying such applicable laws.  EACH OF BORROWER AND LENDER SPECIFICALLY WAIVES (TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW) ANY RIGHT IT MAY HAVE TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, CROSS-CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR ANY OTHER CLAIM (COLLECTIVELY, “CLAIMS”) ASSERTED BY BORROWER AGAINST LENDER OR ITS ASSIGNEE OR BY LENDER OR ITS ASSIGNEE AGAINST BORROWER.  This waiver extends to all such Claims, including Claims that involve Persons other than Borrower and Lender; Claims that arise out of or are in any way connected to the relationship between Borrower and Lender; and any Claims for damages, breach of contract, tort, specific performance, or any equitable or legal relief of any kind, arising out of this Agreement, any other Loan Document or any of the Excluded Agreements.

                                        (b)     If the waiver of jury trial set forth in Section 11.14(a) is ineffective or unenforceable, the parties agree that all Claims shall be submitted to binding arbitration in accordance with the commercial arbitration rules of JAMS (the “Rules”), such arbitration to occur before one arbitrator, which arbitrator shall be a retired California state judge or a retired Federal court judge.  Such proceeding shall be conducted in San Francisco County, California, with California rules of evidence and discovery applicable to such arbitration.  The decision of the arbitrator shall be binding on the parties, and shall be final and nonappealable to the maximum extent permitted by law.  Any judgment rendered by the arbitrator may be entered in a court of competent jurisdiction and enforced by the prevailing party as a final judgment of such court.

                                        (c)     In the event Claims are to be resolved by arbitration, either party may seek from a court of competent jurisdiction identified in Section 11.13, any prejudgment order, writ or other relief and have such prejudgment order, writ or other relief enforced to the fullest extent permitted by law notwithstanding that all Claims are otherwise subject to resolution by binding arbitration.

          11.15.          Professional Fees.  Borrower promises to pay Lender’s out-of-pocket fees and expenses necessary to finalize the loan documentation, including but not limited to attorneys fees, UCC searches, filing costs, and other miscellaneous expenses.  In addition, Borrower promises to pay any and all reasonable attorneys’ and other professionals’ fees and expenses reasonably incurred out-of-pocket by Lender after the Closing Date in connection with or related to:  (a) the Loan; (b) the administration, collection, or enforcement of the Loan; (c) the amendment or modification of the Loan Documents; (d) any waiver, consent, release, or termination under the Loan Documents; (e) the protection, preservation, sale, lease, liquidation, or disposition of Collateral or the exercise of remedies with respect to the Collateral; (f) any legal, litigation, administrative, arbitration, or out of court proceeding in connection with or related to Borrower or the Collateral, and any appeal or review thereof; and (g) any bankruptcy, restructuring, reorganization, assignment for the benefit of creditors, workout, foreclosure, or other action related to Borrower, the Collateral, the Loan Documents, or the Excluded Agreements, including representing Lender in any adversary proceeding or contested matter commenced or continued by or on behalf of Borrower’s estate, and any appeal or review thereof.  Lender’s professional fees and expenses shall include fees or expenses for Lender’s attorneys, accountants, auctioneers, liquidators, appraisers, investment advisors, environmental and management consultants, or experts engaged by Lender in connection with the foregoing.  Borrower’s promise to pay all of Lender’s professional fees and expenses is part of the Secured Obligations under this Agreement.  For the purposes of this Section 11.15, attorneys’ fees shall include fees incurred in connection with the following: (i) contempt proceedings; (ii) discovery; (iii) any motion, proceeding or other activity of any kind in connection with an insolvency proceeding; (iv) garnishment, levy, and debtor and third party examinations; and (v) post-judgment motions and proceedings of any kind, including without limitation any activity taken to collect or enforce any judgment.  All of the foregoing costs and expenses not paid on or before the Closing Date shall be payable with 30 days of written demand by Lender, and if not paid within thirty (30) days of presentation of invoices shall bear interest at the highest applicable Default Rate.  Borrower agrees that Lender’s written demand need not consist of more detail than a separate line item for each general category of expense and corresponding amount, such as legal fees and costs $100.00, filing fees $100.00, or courier services $100.00, etc.

          11.16.          Confidentiality.  Lender acknowledges that certain items of Collateral, including, but not limited to trade secrets, source codes, customer lists and certain other items of Intellectual Property, and any Financial Statements provided pursuant hereto, and such information that is marked as confidential by Borrower at the time of disclosure or would otherwise reasonably be expected by a reasonable business person to constitute proprietary and confidential information, shall constitute proprietary and confidential information of Borrower (the “Confidential Information”).  Accordingly, Lender agrees that any Confidential Information it may obtain in the course of acquiring, administering, or perfecting Lender’s security interest in the Collateral or in administering this Agreement or any of the other Loan Documents (other than the Excluded Agreements) shall be received in the strictest confidence and shall not be disclosed to any other person or entity in any manner whatsoever, in whole or in part, without the prior written consent of Borrower, except that Lender may disclose any such information:  (a) to its own directors, officers, employees, accountants, counsel and other professional advisors and to its Affiliates if Lender in its sole discretion determines that any such party should have access to such information and, provided that such recipient of such Confidential Information either (i) agrees to be bound by the confidentiality provisions of this paragraph 11.16 or (ii) is otherwise subject to confidentiality restrictions that reasonably protect against the disclosure of Confidential Information; (b) if such information is generally available to the public; (c) if required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over Lender; (d) if required or appropriate in response to any summons or subpoena or in connection with any litigation, to the extent permitted or deemed advisable by Lender’s counsel provided that Lender gives Borrower advance notice of such disclosure and sufficient time if Lender is able to do so to permit Borrower to seek an appropriate protective order and provided further that Lender shall only disclose the Confidential Information to the minimum extent necessary to comply therewith; (e) to comply with any legal requirement or law applicable to Lender; (f) to the extent reasonably necessary in connection with the exercise of any right or remedy under any Loan Document, including Lender’s sale, lease, or other disposition of Collateral after an Event of Default, which Collateral constitutes or is reasonably related to Confidential Information; (g) to any participant or assignee of Lender or any prospective participant or assignee; provided, that such participant or assignee or prospective participant or assignee agrees in writing to be bound by this Section prior to disclosure; or (h) otherwise with the prior consent of Borrower; provided, that any disclosure made in violation of this Agreement shall not affect the obligations of Borrower or any of its Affiliates or any guarantor under this Agreement or the other Loan Documents.

          11.17.          Assignment of Rights.  Borrower acknowledges and understands that Lender may sell, assign, pledge or otherwise deal with (each an “Assignment”) all or part of its interest hereunder and under the Note(s) and Loan Documents with or to any Person (a) that is an Affiliate of Lender servicing the Loan in connection with the Note Purchase Agreement among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp. dated as of August 1, 2005, (b) that is an Affiliate of Lender licensed by the U.S. Small Business Administration, or ( c) that is Lender’s senior secured lender (each of (a), (b) and ( c) being a “ Permitted Assignee”).  After any Assignment the term “Lender” as used in the Loan Documents shall mean and include any such Permitted Assignee, and such Permitted Assignee shall be vested with and succeed to all rights, powers and remedies of Lender hereunder with respect to any interest subject to an Assignment; but with respect to any such interest not subject to the Assignment, Lender shall retain all rights, powers and remedies hereby given.  No Assignment by Lender shall relieve Borrower of any of its obligations hereunder.  Lender agrees that in the event of any Assignment to a Permitted Assignee by the Lender of the Note(s), it will endorse thereon a notation as to the portion of the principal of the Note(s), which shall have been paid at the time of the Assignment and as to the date to which interest shall have been last paid thereon.  Other than to a Permitted Assignee, no Assignment of the Note and Loan Documents shall be permitted under this Agreement without the prior written consent of the Borrower.

          11.18.          Revival of Secured Obligations.  This Agreement and the Loan Documents shall remain in full force and effect and continue to be effective if any petition is filed by or against Borrower for liquidation or reorganization, if Borrower becomes insolvent or makes an assignment for the benefit of creditors, if a receiver or trustee is appointed for all or any significant part of Borrower’s assets, or if any payment or transfer of Collateral is recovered from Lender.  The Loan Documents and the Secured Obligations and Collateral security shall continue to be effective, or shall be revived or reinstated, as the case may be, if at any time payment and performance of the Secured Obligations or any transfer of Collateral to Lender, or any part thereof is rescinded, avoided or avoidable, reduced in amount, or must otherwise be restored or returned by, or is recovered from, Lender or by any obligee of the Secured Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment, performance, or transfer of Collateral had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, avoided, avoidable, restored, returned, or recovered, the Loan Documents and the Secured Obligations shall be deemed, without any further action or documentation, to have been revived and reinstated except to the extent of the full, final, and indefeasible payment to Lender in Cash.

          11.19.          Counterparts.  This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts, and by different parties hereto in separate counterparts, each of which when so delivered shall be deemed an original, but all of which counterparts shall constitute but one and the same instrument.

          11.20.          No Third Party Beneficiaries.  No provisions of the Loan Documents are intended, nor will be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind in any person other than Lender and Borrower unless specifically provided otherwise herein, and, except as otherwise so provided, all provisions of the Loan Documents will be personal and solely between the Lender and the Borrower.

          11.21.          Specific Performance.  The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to Lender by reason of Borrower’s failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable by Lender.  If Lender institutes any action or proceeding to specifically enforce the provisions hereof, any Person against whom such action or proceeding is brought hereby waives the claim or defense therein that Lender has an adequate remedy at law, and such Person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

          11.22.          Borrower authorizes Lender to use Borrower’s name and logo, and include a brief description of the relationship between Borrower and Lender, in Lender’s marketing materials. Lender shall provide a copy of such materials to Borrower.

          11.23          Lender acknowledges that as a result of its position as Lender under this Agreement and the other Loan Documents it has or may receive non-public information about the Borrower which is or may be material.  Accordingly, Lender agrees that it will not, and will use all reasonable commercial efforts to cause each of those Persons identified in Section 11.16(a) who receive Confidential Information to not, unlawfully enter into any securities transaction of any kind whatsoever involving any of the Borrower’s securities based on any material non-public information.

          11.24          Lender agrees that Lender has not engaged and shall not, directly or indirectly engage in any short-sales involving Borrower’s common stock.  Subject as set forth below in this paragraph, Lender may engage in any puts, options, calls or any other trading or securities transaction involving Borrower’s common stock that is for the purpose of locking in the value in the relevant securities but otherwise has not engaged and shall not engage in any puts, options, calls or any other trading or securities transaction involving Borrower’s common stock that is for the purpose of affecting, the market or trading in Borrower’s common stock or any other equity securities issued by the Borrower.  Lender understands that the foregoing sentence is material to the Borrower’s entering into this Agreement and the transactions contemplated hereby.  Notwithstanding the foregoing, nothing herein shall restrict Lender in the exercise of its rights under the Warrant Agreement including without limitation to purchase shares of Borrower’s common stock under the Warrant Agreement or to sell such shares that Lender may acquire thereunder or in connection with the purchase of any securities that Lender may acquire pursuant to the Next Event or to sell such securities.

(SIGNATURES TO FOLLOW)

          IN WITNESS WHEREOF, Borrower and Lender have duly executed and delivered this Senior Loan and Security Agreement as of the day and year first above written.

BORROWER:	BABYUNIVERSE, INC.

	Signature:	/S/ John Textor

	Print Name:	John Textor
	Title:	Chairman/CEO

Accepted in Palo Alto, California:

LENDER:	HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

	Signature:	/S/ Scott Harvey

	Print Name:	Scott Harvey
	Title:	Chief Legal Officer

Table of Exhibits and Schedules

Exhibit A:	Advance Request
Attachment to Advance Request

Exhibit B:	Promissory Note

Exhibit C:	Name, Locations, and Other Information for Borrower

Exhibit D:	Borrower’s Patents, Trademarks, Copyrights and Licenses

Exhibit E:	Borrower Products

Exhibit F:	Borrower’s Deposit Accounts and Investment Accounts

Exhibit G:	Compliance Certificate

Exhibit H:	Joinder Agreement

Schedule 1A	Existing Permitted Indebtedness
Schedule 1B	Existing Permitted Investments
Schedule 5.3	List of Subsidiaries
Schedule 5.24	Capitalization